Mail Stop 3561

December 30, 2005

<u>By Facsimile and U.S. Mail</u>

Mr. Jan Gustavsson
General Counsel and Company Secretary
Coca-Cola Hellenic Bottling Company S.A.
9 Fragoklissias Street
151 25 Maroussi Athens, Greece

  Re: **Coca-Cola Hellenic Bottling Company S.A.**
    Form 20-F for Fiscal Year Ended December 31, 2004
    Filed June 30, 2005
    File No. 001-31466

Dear Mr. Gustavsson:

   We have reviewed the above referenced filing and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we have asked you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand the purpose of our review is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that you repeatedly disclose cash operating profit, or COP, citing it as a measure that is both useful and frequently used by analysts and investors. For each instance where you continue to publicly disclose non-GAAP financial measures you are required to include the following:

   - A presentation of equal or greater prominence of the most directly comparable U.S. GAAP financial measure;

   - A reconciliation of the non-GAAP financial measure to the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP;

   - A statement disclosing the reasons why management believes the presentation of a non-GAAP financial measure provides useful information to investors; and

   - To the extent material, disclose the additional purposes that COP serves management, if applicable.

   Also, please tell us how you determined that COP is most directly comparable to net income rather than cash flows from operating activities calculated in accordance with U.S. GAAP. We would view a non-GAAP financial measure of funds generated from operations or liquidity to be directly comparable to amounts from the statement of cash flows. See Item 10(e) of Regulation S-K and SEC Release No. 33-8176. In your response please show us what your revised disclosures will look like or confirm with us that you will not disclose non-GAAP financial measures in future filings.

   As appropriate, please amend your filing and respond to this comment within 10 business days, or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. File your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comment.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Brian McAllister, Staff Accountant at (202) 551-3341 or me at (202) 551-3841 if you have any questions regarding comments on the financial statements and related matters.

Sincerely,

Michael Moran
Accounting Branch Chief